
May 27, 2011

<u>Via E-Mail</u>
Stanley M. Bergman, Chief Executive Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

> **Re:** **Henry Schein, Inc.**
> **Form 10-K for the Fiscal Year Ended December 25, 2010**
> **Filed February 22, 2011**
> **Definitive Proxy filed on Schedule 14A**
> **Filed April 8, 2011**
> **File No. 000-27078**

Dear Mr. Bergman:

We have reviewed your filing and related documents and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy filed on April 8, 2011</u>

<u>Compensation Discussion and Analysis, page 15</u>

1. We note your Performance Incentive Plan ("PIP") for 2010 consists of business financial goals, a 2010 EPS Target, and individual objectives, but you only provide disclosure of your 2010 EPS Target on pages 18 and 19 of your proxy statement. Please confirm in future filings that you will provide narrative and quantitative disclosure of the business financial goals and individual objectives components of your PIP for your named executive officers. Please provide us draft disclosure based on the 2010 awards.

2.      We note you issued restricted stock in March 2011 under your Long Term Incentive Plan ("LTIP") based on achievement of target performance EPS goal set in March 2008, as discussed on pages 19 and 20 of your proxy statement.  Please confirm that you will provide in future filings the specific EPS performance goals under the LTIP that result in the issuance of restricted stock or other equity compensation.  Please provide us draft disclosure based on the payout in March 2011.  If you will seek to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide us supplementally your analysis of why you believe such disclosure would cause you competitive harm.

3.      Please confirm in future filings you will provide a more detailed description of the "administrative services" that were provided to Mr. Stanley M. Bergman for "Other Benefits and Perquisites."  Please provide us draft disclosure.

        Questions may be directed to Edwin S. Kim at (202) 551-3297 or me at (202) 551-3790 for any issue.


                                Sincerely,

                                /s/ John Reynolds

                                John Reynolds
                                Assistant Director